SMART-TEK SCHEDULES TEST TRIALS OF ITS TECHNOLOGY IN FIGHT AGAINST BIRD FLU

CORTE MADERA, Calif.--(Primezone)—November 28, 2005—Smart-tek Solutions, Inc. (OTCBB:STTK) announced today the company has scheduled and plans to deploy test trials of its RFID monitoring and tracking technologies at select poultry farms in China, against the possible spread  of the  H5N1 Avian Influenza in January 2006.

Mr. Donald Gee, Chairman and CEO of Smart-tek Solutions, Inc. announced, “During our meetings with Chinese officials on November 14, 2005 in China, Mr. Wu Yuan Bin, Director, China Rural Technology Development Center under the Ministry of Science and Technology, discussed a plan to immediately prepare, initiate and deploy test trials at a select poultry farm in China”.  He further added, “Accordingly, we are currently planning the logistics and expect to initiate these test trials in January 2006”.

Mr. Goodwin Wang, Managing Director of SES Investments (China) Ltd., the exclusive licensee of Smart-tek Solutions, Inc.’s technology in China said, “We are currently discussing and planning with the Chinese government, the scope of the test trials and interpretation of the raw data from such trials.  He added, “The logistics and execution of a successful test trial is extremely complex and involves the input of the Chinese government”.

Smart-tek Solutions, Inc. has been advised by Mr. Wu Yuan Bin, that upon successful test trial of Smart-tek Solutions, Inc. technology, that his Ministry has the authority to issue a national mandatory directive to require the use of Smart-tek Solutions, Inc.’s technology by all poultry farms and bird keepers.”

It is estimated that China has billions of birds, across all species.  On November 15, 2005, the Ministry of Science and Technology arranged for Mr. Gee to visit and tour a poultry farm in the outskirts of Beijing, China to evaluate and assess the logistics of the proposed test trials.  Mr. Gee stated, “There were 30 million chickens in this one farm.  The sheer number of birds, of all species in China, is simply astonishing.”

On November 24, 2005, China reported that a woman farmer had died of bird flu, its second confirmed fatality from the virus that is spreading across Asia

Smart-tek Solutions, Inc.’s strategy for the possible containment of the Bird Flu virus is to leverage its expertise in the security, surveillance and monitoring sectors.

Smart-tek Solutions, Inc.’s technology includes but is not limited to the ability to tag, program and count the specific number of birds, with end user defined rules, utilizing RFID protocols.  Data such as 1) the number of birds 2) owner information 3) location information 4) species information and 5) inspection dates can all be programmed utilizing case by case specific needs of Organizations, Governments and Agencies.

More information about Smart-tek Solutions Inc. can be found at http://www.smart-teksolutions.com

More information about SCI can be found at http://www.smart-tek.com.

About Smart-tek Solutions Inc.

Smart-tek Solutions Inc. is a technology holding company in the security and surveillance sector providing turnkey state of the art systems design and installation through its wholly owned subsidiary, Smart-tek Communications, Inc. Smart-tek Communications, Inc. is the Company's initial acquisition in this sector and is appropriately positioned to pursue additional acquisitions in order to restore and enhance shareholder value.

Smart-tek Communications Inc. is a market leader in integrated security, voice and data communication systems. Located in Richmond, British Columbia, SCI specializes in the design, sale, installation and service of the latest in security technology with proven electronic hardware and software products. SCI has positioned itself as a security systems leader in the Greater Vancouver area, supplying over 45% of new downtown core construction projects. Valued customers include major developers, general and electrical contractors, hospitals, Crown Corporations, law enforcement agencies and retail facilities. Projects range from high-end residential and commercial developments to system upgrades and monitoring contracts. SCI's continued growth and success is a direct result of providing a consistently superior product at competitive pricing to both new and existing clients. SCI's stellar client retention is in itself a testimonial to the overall excellence of the product designed and installed.

Notice Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements regarding the Company's business which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from the potential results discussed in the forward-looking statements. Readers are directed to the Smart-tek Solutions reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its most recent annual report on Form 10-KSB for the year ended June 30, 2005 and quarterly report on Form 10-QSB the quarter ended September 30, 2005 for further information and factors that may affect Smart-tek Solutions business and results of operations. Smart-tek Solutions Inc. undertakes no obligations to publicly update any forward-looking statements to reflect future events or circumstances.

Contact:

     Smart-tek Solutions Inc.

     Neil Jacobs, 415-738-8887

     ir@smart-teksolutions.com